UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

KOHL’S CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

500255104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 500255104

1)

Name of Reporting Person

Peter M. Sommerhauser

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	533,177(1)

6)	Shared Voting Power:	15,153,307(2)

7)	Sole Dispositive Power:	533,117(1)

8)	Shared Dispositive Power:	15,153,307(2)

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

15,686,484(1)(2)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

5.4%

12)

Type of Reporting Person

IN

(1)	Includes options to acquire 19,149 shares which are exercisable within 60 days of December 31, 2010.
(2)

Includes 14,710,181 shares held in trusts for which Hampshire Trust LLC (“Hampshire”) serves as the trustee.  Mr. Sommerhauser serves as an officer of Hampshire and shares voting and investment power over such shares with the other three officers of Hampshire.

SCHEDULE 13G

CUSIP No. 500255104

1)

Name of Reporting Person

Hampshire Trust LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	14,710,531(1)

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	14,710,531(1)

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

14,710,531(1)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

5.0

12)

Type of Reporting Person

OO

(1)	Consists of shares held in trusts for which Hampshire Trust LLC (“Hampshire”) serves as the trustee. The four officers of Hampshire share voting and investment power over such shares.

SCHEDULE 13G

CUSIP No. 500255104

ITEM 1(a).

Name of Issuer.

Kohl’s Corporation

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

N56 W17000 Ridgewood Drive

Menomonee Falls, Wisconsin 53051

ITEM 2(a).

Names of Persons Filing.

1)

Peter M. Sommerhauser

2)

Hampshire Trust LLC

Attached as Exhibit 1 is an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

Address of Principal Business Office of Each of the Persons Specified in 2(A) above.

Peter M. Sommerhauser
780 North Water Street
Milwaukee, Wisconsin 53202

Hampshire Trust LLC
300 N. Dakota Avenue, Suite 503
Sioux Falls, SD 57104

ITEM 2(c).

Citizenship or Place of Organization.

Peter Sommerhauser - United States
Hampshire Trust LLC – South Dakota

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $.01 par value, of Kohl’s Corporation

ITEM 2(e).

CUSIP Number.

500255104

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 8th day of February, 2011.

/s/ Peter M. Sommerhauser

Peter M. Sommerhauser

HAMPSHIRE TRUST LLC

/s/ P. Daniel Donohue

By: P. Daniel Donohue

Title:  Secretary

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Kohl’s Corporation and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of February, 2011.

PETER M. SOMMERHAUSER

/s/ Peter M. Sommerhauser

HAMPSHIRE TRUST LLC

/s/ P. Daniel Donohue

By:  P. Daniel Donohue

Title:  Secretary